Mail Stop 4561

								September 29, 2005

By U.S. Mail and Facsimile to (847) 205-7401

Mr. Simon C. Penney
Chief Financial Officer
HSBC Finance Corporation
2700 Sanders Road
Prospect Heights, Illinois 60070

Re:	HSBC Finance Corporation
	Form 10-K for Fiscal Year Ended December 31, 2004
      Filed February 28, 2005
	File No. 001-8198

Dear Mr. Penney:

      We have reviewed your filing and have the following comments.
We have limited our review to the issues we have addressed in our comments. Where indicated, we think you should revise future filings in response to these comments and provide us with a draft of your intended revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements
Consolidated Balance Sheet, page 109

1. Please tell us and revise future filings to disclose how you applied the guidance in paragraphs 8(b) and (c) of SOP 01-6 to the receivables that you securitized during each of the periods presented. In addition, given your history of securitizing receivables, tell us how you considered whether all or a portion of your retail receivables should be reported as held for sale as of each balance sheet date.





Consolidated Statement of Cash Flows, page 112

2. Please tell us how you considered the guidance in paragraph 9 of
SFAS 102 in determining the appropriate classification of cash flows related to the origination and securitization of receivables.

Note 2 - Significant Accounting Policies
Receivables, page 114

3. We note your disclosure that receivables are carried at amortized cost. Please revise future filings to clarify your definition of "amortized cost" and disclose how this policy complies with paragraph
8(a) of SOP 01-6.


*	*	*


       As appropriate, please revise future filings in response to these comments and provide us with a draft of your intended revisions within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Isa Farhat at (202) 551-3485 or me at (202)
551-
3426 if you have questions regarding comments on the financial statements and related matters.


      Sincerely,



      Angela Jackson
      Senior Accountant


Mr. Simon C. Penney
HSBC Finance Corporation
September 29, 2005
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